3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  215.981.4750

falcoj@pepperlaw.com

September 14, 2012

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), Equinox Funds Trust (the “Trust”) is hereby transmitting for filing Post-Effective Amendment No. 40 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment is being filed to register for offering and sale a new series of the Trust, the Equinox Campbell Strategy Fund (the “Fund”).  Upon effectiveness of the Amendment, the Fund will offer Class A, Class I and Class P shares.

If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number: 215.981.4659) or John M. Ford, Esq. of this office (telephone number: 215.981.4009).

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Robert Enck John M. Ford, Esq.

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